April 10, 2026

Gregory Monahan
Chief Executive Officer
Legato Merger Corp. III
777 Third Avenue, 37th Floor
New York, NY 10017

       Re: Legato Merger Corp. III
           Form 10-K for the Year Ended November 30, 2025
           Filed February 10, 2026
           File No. 001-41945
Dear Gregory Monahan:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended November 30, 2025
Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page 42

1. You state that you did include a report of management's assessment regarding internal control over financial reporting ("ICFR") or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the
       Securities an Exchange Commission for newly public companies.

       Please note that the transition period described in the Instructions to
Item 308 of
       Regulation S-K pertain only to the first Form 10-K filed after your IPO. Since you filed an annual report on Form 10-K for the prior fiscal year November 30, 2024, you are now required to present management's assessment of ICFR in this current Form 10-K. Please amend your filing to include management's assessment of ICFR as of November 30,
       2025. Please also provide currently dated certifications with your amendment.
 April 10, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yolanda Guobadia at 202-551-3562 or Yong Kim at 202-551-3323 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Jeffrey Gallant